UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934*

(Amendment No. 3)

ONESOURCE INFORMATION SERVICES INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

68272J106

(CUSIP Number)

George F. Hamel, Jr.

ValueAct Capital

One Maritime Plaza, Suite 1400

San Francisco, CA 94111

(415) 362-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Christopher G. Karras, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

October 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g)check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and fivecopies of the schedule, including all exhibits. See Rule 240.13d-7(b) forother parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 68272J106	Page 2 of 12

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,971,589** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,971,589**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,971,589**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 25.54%

14.	Type of Reporting Person PN

*	See Item 3
**	See Items 2 and 5.

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP NO. 68272J106	Page 3 of 12

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 289,840** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 289,840**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,840**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.49%

14.	Type of Reporting Person PN

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP NO. 68272J106	Page 4 of 12

1.	Name of Reporting Person/S.S. or I.R.S. Identification No. of above person (entities only) ValueAct Capital International, Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 446,268** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 446,268**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,268**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 3.84%

14.	Type of Reporting Person PN

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 5 of 12

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person(entities only) VA Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person 00 (LLC)

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 6 of 12

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person(entites only) Jeffrey W. Ubben

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person IN

*	See Item 3
**	See Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 7 of 12

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (entities only) George F. Hamel, Jr.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person IN

*	See Item 3
**	See Items 2 and 5
*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 68272J106	Page 8 of 12

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (entities only) Peter H. Kamin

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,707,697** 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,707,697**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,697**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 31.87%

14.	Type of Reporting Person IN

*	See Item 3
**See	Items 2 and 5

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

THE PURPOSE OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of OneSource Information Services, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Baker Avenue, Concord, MA 01742.

ITEM 4.	PURPOSE OF TRANSACTION

On October 1, 2003, the Reporting Persons sent a letter (the “Letter”) to Mr. Martin Kahn, the Chairman of the Board of Directors of the Issuer, expressing an interest in acquiring at a price of $9.50 per share all of the outstanding shares of the Issuer not already owned by the Reporting Persons. The Letter also stated that the Reporting Persons would require no more than 45 days to conduct confirmatory due diligence and do not expect to require any third party financing to complete a going private transaction with the Issuer. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A)	Joint Filing Agreement

B)	Letter from Reporting Persons dated October 1, 2003 to the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of the, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

VALUEACT CAPITAL PARTNERS, L.P., by VA Partners, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL PARTNERS II, L.P., by VA Partners, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL INTERNATIONAL, LTD., by VA Partners, L.L.C., its investment manager

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

VA PARTNERS, L.L.C.

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

	By:	/s/ JEFFREY W. UBBEN

Dated: October 2, 2003		Jeffrey W. Ubben

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr.,

	By:	/s/ PETER H. KAMIN

Dated: October 2, 2003		Peter H. Kamin

Exhibit A

JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of OneSource Information Services, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

VALUEACT CAPITAL PARTNERS, L.P., BY VA PARTNERS, L.L.C., ITS GENERAL PARTNER

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL PARTNERS II, L.P., BY VA PARTNERS, L.L.C., ITS GENERAL PARTNER

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

VALUEACT CAPITAL INTERNATIONAL, L.P., BY VA PARTNERS, L.L.C., ITS INVESTMENT MANAGER

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

VA PARTNERS, L.L.C.

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr., Managing Member

	By:	/s/ JEFFREY W. UBBEN

Dated: October 2, 2003		Jeffrey W. Ubben

	By:	/s/ GEORGE F. HAMEL, JR.

Dated: October 2, 2003		George F. Hamel, Jr.

	By:	/s/ PETER H. KAMIN

Dated: October 2, 2003		Peter H. Kamin

Exhibit B

LETTER

VAC

ValueAct Capital

October 1, 2003

Mr. Martin Kahn

Chairman

OneSource Information Services, Inc.

c/o Rho Management

152 West 57th Street, 23rd floor

New York, NY 10019

Dear Marty:

As you are aware, ValueAct Capital, through its investment entities, owns approximately 33% of the outstanding common shares of OneSource Information Services, Inc. (“OneSource”). Most of ValueAct Capital’s shares were acquired about year ago in purchases from OneSource’s original private equity sponsors.

During the past year, through our representative and observer on the OneSource Board of Directors, we have devoted considerable time and resources to work with management to improve OneSource’s strategic position, results and prospects. We well understand the challenges that OneSource faces from the economy in general and from the short-term pressures to produce quarterly results for Wall Street.

ValueAct Capital believes that it would be in the best interests of OneSource to operate for the foreseeable future as a private company. This would enable OneSource to concentrate on its long-term strategic prospects without the reporting obligations of a public company and the short-term horizons of public investors. In the absence of interests from a third-party to acquire OneSource, we suggest that you consider a going-private transaction with ValueAct Capital.

ValueAct Capital is prepared to offer $9.50 per share to acquire all of the outstanding shares of OneSource that ValueAct Capital does not currently own. This offer price represents more than a 20% premium to the thirty-day volume-weighted trailing average of OneSource shares through September 30th. We do not expect to require any third party financing to complete this transaction. In order to complete this transaction, ValueAct Capital would require no more than 45 days to conduct confirmatory due diligence.

In order to comply with our obligations under Federal securities laws, ValueAct Capital will promptly amend its current Schedule 13D filing to incorporate this communication.

We look forward to working with you in order to successfully complete this transaction in a timely fashion.

Sincerely,

/s/ Peter H. Kamin

Peter H. Kamin

Partner

cc:    Daniel Schimmel, President & CEO, OneSource Information Services, Inc.